FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

24 July 2019

HSBC HOLDINGS PLC

New directorship held by a director in any other publicly quoted company and Retirement of Director

New directorship held by a director in any other publicly quoted company

Pursuant to the Financial Conduct Authority's Listing Rule 9.6.14 (2), this is to notify that Jonathan Symonds, independent non-executive Director of HSBC Holdings plc (the "Company"), has been appointed as non-executive Chairman of GlaxoSmithKline plc ("GSK") with effect from 1 September 2019. GSK is a global healthcare company listed on the London and New York stock exchanges.

Retirement of Director

HSBC Holdings plc announces that Jonathan Symonds will retire as independent non-executive Director on 18 February 2020.

The Group Chairman and the Board would like to express their sincere thanks to Jonathan for the important and valuable contributions he has made to the Board and in particular in his role leading the Group Audit Committee and guidance provided through his role as Senior Independent Director and Deputy Chairman.

In accordance with Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company confirms that there are no matters which need to be brought to the attention of shareholders of the Company in connection with Jonathan Symonds retirement from the Board.

For and on behalf of the Board

Richard Gray
Group Company Secretary

Notes to editors:

The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, John Flint, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Meade†, Heidi Miller†, Marc Moses, David Nish†, Ewen Stevenson, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.
* Non-executive Group Chairman
† Independent non-executive Director

Media enquiries to:
Gillian James +44 (0)20 7992 0516 gillian.james@hsbcib.com

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide across 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,558bn at 31 December 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 24 July 2019